67 Wall Street, 22ⁿᵈ Fl.
New York, NY 10005-3111 USA

Crescent Fund LLC
Consulting Agreement

This Agreement made this January 9, 2007, by and between Crescent Fund, LLC., a Delaware Limited Liability Company, whose address is 67 Wall Street, 22ND Floor, New York, NY 10005, hereinafter referred to as "CRESCENT" or "Consultant" and Frontier Energy Corp, a Nevada corporation, its agents, successors or assigns, hereinafter referred to as "FRGY" OR "Client", whose address is 2413 Morocco Ave. North Las Vegas, NV 89031. Tel: 702.839.0724;   Symbol: FRGY

Whereas Consultant is in the business of providing institutional investor relations services and whereas Client desires to retain Consultant for the following purposes:

For and in consideration of mutual benefits, detriments, promises, and the cross consideration hereinafter set forth, the adequacy of which is hereby acknowledged, the parties hereto, CRESCENT and FRGY, collectively "THE PARTIES", hereby covenant and agree as follows:

1. **Services**
    CRESCENT is hereby engaged to provide Public Relations services (non-exclusive) including serving as an investment banking liaison, obtaining write ups about the company and acting as an institutional public relations consultant for a six month period from the date hereof.

2. **Compensation**
    FRGY hereby agrees to pay CRESCENT for the services set forth in Paragraph 1, the following non-refundable retainer items:

    a. The issuance of 1,000,000 shares of restricted stock with piggyback registration rights: 500,000 shares shall be issued within three days after the date hereof and 83,333 shares monthly (83,335 due Feb 1 2007; 83,333 due Mar 1 2007; 83,333 due April 1, 2007; 83,333 due May 1, 2007; 83,333 due June 1, 2007; 83,333 due July 1, 2007). Such stock cannot be issued pursuant to an S-8 Registration statement. The shares are not in contravention of Section 5 of the Securities Act of 1933 and specifically with sections 5a and 5c there under.

    b. CRESCENT will also incorporate a free look clause whereby, a client may request to verify our long position in client's stock as well as incorporate a proprietary restrictive clause which precludes any liquidation of our vested stock until the termination of our contract.

    c. FRGY shall pay all out-of-pocket expenses related to the services set forth in Paragraph 1 above, subject to written budget approval by FRGY to incurring the expense.

3. **Termination of Agreement**
    This Consulting Agreement may not be terminated by either Party prior to the expiration of the term provided herein above, except as follows:

    30 day written notice

4. **Notices**
    All notices hereunder shall be in writing and addressed to the party at the address herein set forth, or at such other address which notice pursuant to this section may be given, and shall be given upon the earlier of actual receipt or three (3) business days after being mailed or delivered to such courier service. Any notices to be given hereunder shall be effective if executed by and/or sent by the attorneys for THE PARTIES giving such notice and, in connection therewith, THE PARTIES and their respective counsel agree in giving such notice such counsel may communicate directly in writing with such party to the extent necessary to give such notice.